October 2, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation
9002 Technology Drive
Fishers, IN 46038

       Re: American Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated September 10, 2018
           File No. 000-55456

Dear Mr. Jensen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Overview, page 4

1. We note your response to comment one. Based on your response it appears a large percentage of your coal is sold as metallurgical coal. However your average price received is significantly lower than the historical metallurgical coal pricing as disclosed in your charts provided on page 4 of your filing. Please explain.
Basis of Presentation and Consolidation, page F-7

2. We note your response to prior comment 7 and your proposed disclosures in Notes 1, 5 and 6. It appears that your conclusion for being the primary beneficiary of the subject entities is based upon your power arising from your capacity as a decision maker
      ("manager"). Please explain to us, in detail, your consideration of the guidance in ASC
 Mark C. Jensen
American Resources Corporation
October 2, 2018
Page 2
         810-10-55-37 to 37D and 55-38.
Mine Development, page F-10

3. If true, please clarify your disclosure to state that the costs of developing new coal mines with proven reserves are capitalized and amortized using the units-of-production method over estimated recoverable coal reserves or advise us.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Staff Attorney at (202) 551-3778 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



FirstName LastNameMark C. Jensen                             Sincerely,
Comapany NameAmerican Resources Corporation
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